Filed by TLGY Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TLGY Acquisition Corp.

Commission File No. 001-41101

Date: July 22, 2025

As previously announced, on July 21, 2025, TLGY Acquisition Corp., a Cayman Islands exempted company (“TLGY”), StableCoinX Assets Inc., a Delaware corporation (“SC Assets”), StableCoinX Inc., a Delaware corporation, (“Pubco”), StableCoinX SPAC Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and StableCoinX Company Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), entered into a business combination agreement (the “Business Combination Agreement”), for a business combination transaction (the “Transaction”) that will result in, among other things, TLGY and SC Assets becoming wholly owned subsidiaries of Pubco and Pubco becoming a publicly traded company.

On July 21, 2025, Ethena Labs and Zach Rosenberg, General Counsel of Ethena Labs, posted on LinkedIn relating to the Transaction. Also on July 21, 2025, Guy Young, the Founder and CEO of Ethena Labs and Steven Shi, Head of Institutional Growth of Ethena Labs, posted on X relating to the Transaction. In addition, on July 21, 2025, Conor Ryder, Head of Research of Ethena Labs, posted on Discord relating to the Transaction. The social media posts are provided below.

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ü Ethena . stabiecoinx There are pleng' of quick dirty. direc tion less treasu ry cc m pany plays - this i* sc me thing eIse entir ely. t's fu n to break the mold. Sta blecoinX I nc. has announced a $3€d mil lie n capital raise to purchase $.h A and \ x'iII seek tc Ii*t its Class A common shares on the h asdaq Glohal \ 4arf:et under the ticker *¿'mhol ” LID.’ . 'which include* a $€d mil lie n contrih tion of EN A From the .thena £oundatic n Lquity ma rMc \ x'iII no Y have direct access and exposure tc the mcst import a rit emergi ng trend in a II of fi na nce: The grove th of dig ttaI dc liars and *ta blecoin*. To booctrap Its acqui*ttion *trateg \ '. Stablecoi nX Inc. vzi II se all cf the 5260 mill icn cash p roczeds from the raisz tless amount Fcr certain expenses) to buy' IccMd £ EA fiom a subsidiary cf the Ethena £c ndation. Sta rting today'. the .thena £ oundatic n *ubsidiary ';via third - pa rty marMt maM rs;' viii use 100a of the 526D mi Ilion cash proceeds frc m the tc I:en sa ie to strateg icaII \ ' purchase S.N A across pu blicly traded venue* cx'er the comi ng week s. f rther alignin g the £c ndation 's i ncentives vzith thc*e of 5tableCoi nX shar eholde . Importantly' . the Ethena £ oundatic n has the right to veto and' *ales of KERJA h¿' Sta bleCoi nX at its sole disc retic n . deaII¿' . tokens vzi II never be sold vzith a sole foe s on accumu latic n . To the extent Sta bleCoi nX subsequently raises ca pital \ x'ith the intz rit of pu r chasi ng addttic na I Iocf:ed EN A from the £the na Foundation or its afli liates. cash proceed* Frc m those token *ales are planned to be u*ed to purchase *pot YEHR Sta bleCoi nX’* treasury .•trateg \ ' i* a deliberate. mu hi - year capita I allocation strategy' that vzi II e na bles start IeCoinX to capt re the enormous x'aIue of the secular surge in demand Fc r digital dc liars vzhile compounding EN A pe r share tc the benefit cf shareholders. http* :/,’In kd. - h R a • . .., . ...

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Additional Information and Where to Find It

In connection with the Business Combination, Pubco intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of TLGY and a preliminary prospectus of Pubco, and after the Registration Statement is declared effective, TLGY will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of the record date to be established for voting at the Extraordinary General Meeting. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. TLGY and Pubco may also file other documents with the SEC regarding the Business Combination. TLGY’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about TLGY, SC Assets, Pubco and the Business Combination.

TLGY’s shareholders and other interested persons will be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed by TLGY and Pubco with the SEC, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

TLGY, SC Assets, Pubco and their respective directors and officers may be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination. More detailed information regarding the directors and officers of TLGY, and a description of their interests in TLGY, is contained in TLGY’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 5, 2025, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination and other matters to be voted upon at the Extraordinary General Meeting will be set forth in the Registration Statement for the Business Combination when available.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements with respect to the proposed Business Combination include expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding SC Assets, Pubco, TLGY and the proposed Business Combination, statements regarding the anticipated benefits and timing of the completion of the proposed Business Combination, the assets held by SC Assets and Pubco, the price and volatility of ENA Token, ENA Token’s growing prominence as an issuer of digital dollars on-chain, Pubco’s listing on any securities exchange, the macro, political and regulatory conditions surrounding ENA Token, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting its treasury initiatives and strategic stake in the Ethena Protocol, plans and use of proceeds, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination and the level of redemptions of TLGY’s public shareholders, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; the risk that the proposed Business Combination may not be completed by TLGY’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of TLGY’s shareholders and the listing of Pubco’s securities on a national securities exchange at closing; failure to realize the anticipated benefits of the proposed Business Combination; the level of redemptions by TLGY’s public shareholders, which may reduce the public float of, reduce the liquidity of the trading market of, and/or impact the ability of, the shares of Class A common stock of Pubco to be listed in connection with the proposed Business Combination; the insufficiency of the third-party fairness opinion for the board of directors of TLGY in determining whether or not to pursue the proposed Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; costs related to the proposed Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the volatile nature of the price of ENA Token; the risk that Pubco’s stock price will be highly correlated to the price of ENA Token and the price of ENA Token may decrease between the signing of the definitive documents for the proposed Business Combination and the closing of the proposed Business Combination or at any time after the closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding ENA Token; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the proposed Business Combination, Pubco experiences difficulties managing its growth and expanding operations; the risks that launching and growing Pubco’s ENA Token treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing Pubco’s business plan, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A Common Stock will be listed or by the SEC, which may impact Pubco’s ability to list its securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, SC Assets, TLGY or others following announcement of the proposed Business Combination, and those risk factors discussed in documents that Pubco and/or TLGY has filed, or will file, with the SEC. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of The Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that have been and/or will be filed by TLGY with the SEC from time to time, the Registration Statement that will be filed by Pubco and TLGY and the proxy statement/prospectus contained therein, and other documents that have been or will be filed by TLGY and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither TLGY, SC Assets nor Pubco presently know or that TLGY, SC Assets and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of TLGY, SC Assets, and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY, SC Assets, nor Pubco gives any assurance that any of TLGY, SC Assets, or Pubco will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by TLGY, SC Assets or Pubco or any other person that the events or circumstances described in such statement are material.

The terms of the proposed Business Combination described in this communication, including any dollar-denominated figures or implied valuations, are based on information as of the date of the signing of the definitive Business Combination Agreement and assume no redemptions from the TLGY trust account. These terms are subject to change, including as a result of fluctuations in the price of ENA Token prior to closing of the proposed Business Combination. There can be no assurance that the final terms at the closing of the Business Combination will reflect the figures referenced herein.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TLGY, SC Assets, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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